O’Melveny & Myers LLP	File Number:0134980-00002
JC Plaza, 12th Floor
1225 Nanjing Road West
Shanghai 200040
Portia Ku
D: +86 21 2307 7091
pku@omm.com

February 7, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CapsoVision, Inc.

Confidential Submission of Registration Statement on Form S-1

To Whom It May Concern:

On behalf of our client, CapsoVision, Inc., a Delaware corporation (the “Company”), we hereby submit a draft registration statement on Form S-1 (the “Registration Statement”) relating to a proposed initial public offering and listing on the Nasdaq Stock Market of the Company’s shares of common stock, par value US$0.001 per share via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review by the staff of the Commission (the “Staff”) pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and pursuant to Section 24(b)(2) of the Securities Exchange Act of 1934. The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company has included in this submission its audited financial statements as of and for the year ended December 31, 2023. Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement its unaudited financial statements as of and for the year ended December 31, 2022 and as of and for the nine months ended September 30, 2024 and 2023, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated listing. Subject to market and other conditions, the Company currently plans to include the financial statements as of and for the year ended December 31, 2024 in subsequent filings for the initial public offering.

As requested by the Staff, the Company is submitting this request for confidential treatment by filing this letter electronically using submission type DRSLTR and is not separately sending paper copies of this request and the materials to the Division of Corporation Finance.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at +86-21-2307-7091 (email: pku@omm.com) or my colleague Mr. Kurt Berney at +1-415-984-8989 (email: kberney@omm.com). Regarding accounting matters, you may contact Mr. Kevin Lundquist, Chief Financial Officer of the Company at +1-408-439-8031 (email: kml@capsovision.com). You may also contact Mr. Anthony Leung of Baker Tilly US, LLP at +1-408-221-7613 (email: Anthony.Leung@bakertilly.com) in respect of any matters relating to the audit of the fiscal 2023 financial statements.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC • Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Portia Ku
Portia Ku

cc:	Kang-Huai (Johnny) Wang, Chief Executive Officer, CapsoVision, Inc.

Kevin Lundquist, Chief Financial Officer, CapsoVision, Inc.

Kurt Berney, O’Melveny & Myers LLP

Richard I. Anslow, Ellenoff Grossman & Schole LLP

Jonathan Deblinger, Ellenoff Grossman & Schole LLP

Joseph A. Smith, Ellenoff Grossman & Schole LLP

Anthony Leung, Baker Tilly US, LLP

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